UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ProShares Trust

(Name of Issuer)

ProShares Short MidCap400 (ETF)

(Title of Class of Securities)

74347R800

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule13d-l(b)

☐ Rule13d-l(c)

☐ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74347R800	Page 2 of 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alex Cushner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 119,318
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 119,318
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,318
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

CUSIP No. 74347R800	Page 3 of 6

Item 1.

	(a)	Name of Issuer:
ProShares Trust

	(b)	Address of Issuer’s Principal Executive Offices:
7501 Wisconsin Avenue
Suite 100
Bethesda, MD 20814

Item 2.

	(a)	Name of Person Filing:
Alex Cushner

	(b)	Address of Principal Business Office or, if none, Residence:
349 N. Ferndale Street, Mill Valley, CA, 94941

	(c)	Citizenship:
California, United States of America

	(d)	Title of Class of Securities:
ProShares Short MidCap400 (ETF)

	(e)	CUSIP Number:
74347R800

SCHEDULE 13G

CUSIP No. 74347R800	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

	(g)	☐	A parent holding company or control plan, in accordance with §240.13d-1(b)(l)(ii)(G). (Note: See Item 7).

	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

119,318. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of securities reported in this statement.

	(b)	Percent of Class:

9.0%. The percentage was calculated based upon 1,325,000 shares of the ETF outstanding at December 30, 2016, as reported on the Issuer’s website.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
0 shares.

SCHEDULE 13G

CUSIP No. 74347R800	Page 5 of 6

(ii) Shared power to vote or to direct the vote
119,318 shares, which are held in client accounts over which Mr. Cushner has discretionary authority.

(iii) Sole power to dispose or to direct the disposition of
0 shares.

(iv) Shared power to dispose or to direct the disposition of
119,318 shares, which are held in client accounts over which Mr. Cushner has discretionary authority.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As reported above, Mr. Cushner is deemed to beneficially own 119,318 shares in client accounts over which he holds discretionary authority. The respective clients have the right to receive dividends from, and proceeds from the sale of, securities in these accounts. Mr. Cushner declares that his discretionary authority over client accounts shall not be construed as an admission that he is the beneficial owner of shares in such client accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 74347R800	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/10/2017
Date

/s/ Alex Cushner
Signature

Alex Cushner